February 13, 2019

United States Securities and Exchange Commission
Division of Corporate Finance

REF:       Response Letter to SEC comment letter Dated November 30, 2018
American Resources Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed February 6, 2019
File No. 333-226042

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Registration Statement on Form S-1/A filed February 6, 2019

The Series A Preferred Shareholders will have the ability ..., page 39

1. Please disclose how all the stock issuances reported in Note 8 - Subsequent Events, (F-12), the potential number of shares issuable with this offering, and the outstanding common stock equivalents on an as-converted basis, including warrants in the money and other convertible instruments (i.e., ARC Business Loan), can potentially trigger or has triggered the anti-dilution rights of Series A preferred shareholders in order that they can maintain their 72% ownership interest. Quantitatively and qualitatively, based on the outstanding shares and common stock equivalents on an as-converted basis as of the effective date of this offering, illustrate how the Series A preferred shareholders' ownership interest shall be adjusted to Seventy-Two Percent (72.0%) through the immediate issuance of such number of shares of common stock to cure the deficiency, if any. We understand from your disclosure on page 94 that such "anti- dilution protection shall include the effect of any security, note, common stock equivalents, or any other derivative instruments or liability issued or outstanding during the anti-dilution period that could potential(ly) cause dilution during the anti-dilution period or in the future."

Response: Please see the added Risk Factor, ‘The Series A Preferred shareholders have antidilution protection that may result in additional Class A Common shares issued to the Series A Preferred shareholders.’ on page 39.

Capitalization, page 45

2. Please revise your Capitalization disclosure to address the following:

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explain in the first paragraph the nature and purpose of the pro forma adjustments;
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indicate that the As Adjusted information is pro forma as adjusted;
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provide a more specific description and quantification of the subsequent event transaction referenced in pro forma note 10; and
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give effect to the $6.5 million loan agreement dated as of December 31, 2018 as disclosed on page F-12.

Clarify whether the difference between the proceeds received to date and the loan value constitutes remaining loan availability or a discount on the loan. State how the proceeds will be used in conjunction with the proceeds from this offering.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038

Response: Please see the added items on page 45 addressing the above bullet points.

Note 8 - Subsequent Events, page F-12

3.
Please provide us your analysis underlying your conclusion that the set of assets and liabilities acquired by Wyoming from Synergy Coal LLC did not constitute a business as suggested by your pro forma presentation on page 45. Citing the guidance in paragraphs 805-10-55-3A through 55-6 and 805-10-55-8 through 55-9, please address:

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how you determined that substantially all of the acquisition is made up of one asset or several similar assets. In this regard, we note Synergy's conveyance of real property, leases, insurance (including umbrella policies and workmen's compensation), and employees, subject to your assumption of the UMWA Agreement, the Coal Agreement and Other Assignments and Assumptions.

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whether the set of assets include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. In this regard, refer to paragraphs 5D and 5E of ASC 805-10-55.

Additionally, please disclose how you determined and allocated the purchase price. Considering the significance of this acquisition, please be reminded of the pro forma and audited historical financial statement requirements for an acquired business. Refer to Rules 8-04 and 8-05 of Regulation S-X.

Response: Please see the memo as attached regarding ASC 805 (WCC). Please see attached the schedules 3.13, 3.14, 3.15 and 3.17. The fair value of the assets acquired were based upon an independent appraisal.

4.
We note that your pro forma capitalization table on page 45 reflects the effect of a non- binding letter of intent that you entered into with an unrelated party on February 4, 2019 for the acquisition of stock and membership interests of entities with non-operating assets consisting of surface and mineral ownership and other related agreements. In this regard, please revise the following:

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your disclosure of this transaction to reflect the final terms of the actual contractual agreements, stipulating the consideration paid, the assets acquired and the liabilities assumed.

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your pro forma presentation on page 45 to reflect the actual contact terms.

Additionally, please provide us an analysis (similar to your analysis of the Synergy/ Wyoming transaction) explaining whether such transaction would be accounted for as an acquisition of assets or a business. Please file the related contracts in your next amendment.

Response: Please see the memo as attached regarding ASC 805 (Colonial). The final terms of the transaction have been added to the pro forma capitalization table on page 45. Also attached to the amended S-1 is the final merger agreement.

After review of the responses and the amended S-1, please let us know if you have additional questions or comments.

/s/ Thomas Sauve
Thomas Sauve
President